UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 21, 2021

INTEC PARENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-255389	86-3158720
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657
(Registrant’s telephone number, including area code) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01. Other Events.

On June 21, 2021, Intec Pharma Ltd. (the “Intec Israel”) held a special meeting of shareholders (the “Special Meeting”) to consider seven proposals related to Intec Israel’s merger with Decoy Biosystems, Inc., a Delaware corporation (“Decoy”), in connection with the Agreement and Plan of Merger and Reorganization dated March 15, 2021 among the Company, Intec Parent, Inc., a Delaware corporation and wholly-owned subsidiary of Intec Israel (the “Company”), Dillon Merger Subsidiary Inc., a Delaware corporation, Domestication Merger Sub, Ltd., an Israeli company and a wholly-owned subsidiary of the Company, and Decoy. Each of Intec Israel’s proposals was approved at the Special Meeting by the requisite vote of Intec Israel’s shareholders as described in the Current Report on Form 8-K filed by Intec Israel on June 22, 2021.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2021

INTEC PARENT, INC.

By:	/s/ Jeffrey Meckler
Jeffrey Meckler
President

3